May 22, 2020

VIA EDGAR SUBMISSION AND COURIER

Mr. Perry J. Hindin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	GCP Applied Technologies Inc.
Definitive Additional Materials on Schedule 14A
Filed on May 20, 2020
File No. 001-37533

Dear Mr. Hindin:

This letter is in response to the comments contained in the Staff’s comment letter dated May 21, 2020 with respect to GCP Applied Technologies Inc.’s (“GCP”) Definitive Additional Materials on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2020.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s comment letter, indicated in bold, followed by GCP’s response immediately after each comment.

Mr. Perry J. Hindin

May 22, 2020

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Definitive Additional Materials on Schedule 14A Filed on May 20, 2020

1.

Please refer to the following statement: “We also believe independent shareholders should be concerned with allowing Starboard and 40 North to take creeping control of the Company.” Please clarify what the term “creeping control” is intended to refer to. To the extent that it is referring to Starboard’s nominees, please refrain from using this formulation in future filings. Starboard’s nominees, if elected, will owe fiduciary duties and otherwise be accountable to all of the Company’s shareholders. While Starboard has proposed six nominees for election who, if elected, would comprise a majority of the Board, as a matter of law and fact, Starboard will not be obtaining “control” of the Company within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds.

GCP acknowledges the Staff’s comments and will refrain from using this formulation in future filings to the extent it refers to Starboard’s nominees.

2.

Please refer to the quoted statement in comment #1. Please either provide support for the implication that Starboard and 40 North are coordinating with one another—with respect to Starboard’s proxy solicitation or otherwise—or refrain from making such statement in future filings.

GCP acknowledges the Staff’s comments and will refrain from making such statement in future filings.

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If you have any questions regarding the foregoing, please contact the undersigned at (212) 403-1122.

Very truly yours,

/s/ Viktor Sapezhnikov

Viktor Sapezhnikov

cc: Valian Afshar